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                                                                   Exhibit 4.2.1

                         VOTES OF THE BOARD OF DIRECTORS

    AMENDMENTS TO BYLAWS/OPTION PLANS MADE IN CONJUNCTION WITH STOCK PURCHASE
         AND INVESTOR RIGHTS AGREEMENT OF 7/13/00, AS AMENDED 7/24/2000

VOTED: That the PictureTel Corporation Bylaws be, and are hereby amended to add a new Section 13 (Options) which shall read in its entirety as follows: "13. OPTION PRICING." (i) The exercise price of any option grants made under the Company's Stock Option Plans or pursuant to other arrangements or agreements, shall be equal to, or in excess of, the fair market value of the Company's
         Common Stock on the date of such grant; and (ii) the Company shall not, without the approval of the holders of a majority of the Common Stock, decrease the exercise price of any stock option grants made under such Plans or any other arrangements or agreements, PROVIDED THAT such restriction shall not apply to the issuance of new options at a lower strike price upon the cancellation of existing options; and (iii) notwithstanding any other provisions of these Bylaws, the provisions of this Section 13 shall not be amended, modified, revoked, repealed or rescinded without the approval of the holders of a majority of the Common Stock."